1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

May 20, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marilyn Mann

Re:	Garrison Capital Inc.
File Number 812-14097

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) its fourth amended and restated application for an order pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (as amended, the “Application”). The Company has also today filed with the Commission as correspondence the Application marked to show the changes from the third amended and restated application. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a telephone call on March 4, 2014 between Mary K. Frech and Marilyn Mann of the Staff and David J. Harris and William J. Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Application.

1.	Please amend the application to discuss how Garrison Loan Management LLC is an affiliated person of the Company, including through clarification of the relationship between Mr. Chase and the various applicants. Please also include a discussion of how the conditions will be equally effective where all applicants are not under common control.

Marilyn Mann May 20, 2014 Page 2

Response:

As requested, the Company has revised the Application to describe how Garrison Loan Management LLC is an affiliated person of the Company, including through clarification of the relationship between Mr. Chase and the various applicants. As requested, the Company also has revised the Application to include a discussion of how the conditions will be equally effective where all applicants are not under common control.

2.	Please revise the definition of Adviser to apply only to the Company Adviser, the Fund Advisers and any future investment adviser controlling, controlled by or under common control with the Company Adviser.

Response:

As requested, the Company has revised the definition of Adviser to apply only to the Company Adviser, the Fund Advisers and any future investment adviser controlling, controlled by or under common control with the Company Adviser.

3.	Please eliminate references to relying advisers throughout the Application.

Response:

As requested, the Company has eliminated references to relying advisers throughout the Application.

4.	Please delete the word “considerable” from the second paragraph of Section II.A.1.

Response:

As requested, the Company has deleted the word “considerable” from the second paragraph of Section II.A.1 of the Application.

* * * * * * * * * *

Marilyn Mann May 20, 2014 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or David J. Harris at 202.261.3385 (or david.harris@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ William J. Tuttle

William J. Tuttle

cc:	David J. Harris, Dechert LLP
Brian Chase, Garrison Investment Group LP

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